UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

KING PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
KING PHARMACEUTICALS, INC.
(Name of Filing Person (Offeror))

2 3/4% Convertible Debentures due November 15, 2021	495582AG3 (Registered) 495582AF5 (Restricted)
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
James W. Elrod, Esq.
General Counsel and Secretary
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620
(423) 989-8000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:
Jonathan L. Kravetz, Esq.
Megan N. Gates, Esq.
Darin P. Smith, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02110
(617) 542-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$179,325,000	$19,187.78

*	Calculated solely for purposes of determining the filing fee. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 2 3/4% Convertible Debentures due November 15, 2021 (the “Securities”), as described herein, is $996.25 per $1,000 principal amount outstanding. As of April 28, 2006, there was $180,000,000 in aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $179,325,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.	☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTORY STATEMENT
      This Tender Offer Statement on Schedule TO is being filed by King Pharmaceuticals, Inc., a Tennessee corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (the “Tender Offer”) to purchase for cash any and all outstanding 2 3/4% Convertible Debentures due November 15, 2021 (the “2 3/4% Debentures”), upon the terms and subject to the conditions set forth in the offer to purchase dated April 28, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal, which are attached as Exhibits (a)(1)(A) and Exhibit (a)(1)(B) to this Schedule TO, respectively.
Item 1. Summary Term Sheet.
     The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and Address. King Pharmaceuticals, Inc., a Tennessee corporation, is the subject company of the Tender Offer. The address and telephone number of its principal executive offices are 501 Fifth Street, Bristol, Tennessee 37620, telephone (423) 989-8000.
(b)	Securities. One hundred eighty million dollars ($180,000,000) aggregate principal amount of 2 3/4% Convertible Debentures due November 15, 2021 is outstanding as of April 28, 2006.
(c)	Trading Market and Price. The information set forth in the Offer to Purchase in Section 10, “Trading Market for the Debentures and the Company’s Common Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a)	Name and Address. The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.
(a)	Material Terms.
(1)	Tender Offers. The information set forth in the Offer to Purchase is incorporated herein by reference.

(2)	Mergers or Similar Transactions. Not applicable.
(b)	Purchases. To the Company’s knowledge, no officer, director or affiliate of the Company owns any 2 3/4% Debentures, and no such person will tender any 2 3/4% Debentures in the Tender Offer.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(e)	Agreements Involving the Subject Company’s Securities. The 2 3/4% Debentures are governed by the Indenture, dated as of November 1, 2001 (the “2001 Indenture”), by and among the Company, the guarantors listed on the signature pages thereto and the Bank of New York, as trustee. The description of the 2 3/4% Debentures and the 2001 Indenture set forth under “Description of Debentures” in the Company’s prospectus, dated February 12, 2002, as filed with the Commission pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”), is incorporated herein by reference.

The 2 3/4% Debentures are also governed by the Registration Rights Agreement, dated as of November 1, 2001 (the “2001 Registration Rights Agreement”), by and among the Company, Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Banc of America Securities LLC and UBS Warburg LLC. The 2001 Registration Rights Agreement provides holders of the 2 3/4% Debentures with certain registration rights with respect to resales of the 2 3/4% Debentures and the shares of the Company’s common stock that are issuable upon the conversion of the 2 3/4% Debentures. The 2001 Registration Rights Agreement also provides for the payment of additional interest to holders of 2 3/4% Debentures under certain circumstances.

On March 24, 2006, the Company and its domestic subsidiaries entered into a purchase agreement (the “Purchase Agreement”) with Citigroup Global Markets Inc., as representative of itself, UBS Securities LLC and Banc of America Securities LLC (collectively, the “Initial Purchasers”) to offer and sell $400 million aggregate principal amount of its 1 1/4% Convertible Senior Notes due 2026 (the “1 1/4% Notes”) and related subsidiary guarantees, plus up to an additional $60 million aggregate principal amount of the 1 1/4% Notes and subsidiary guarantees at the option of the Initial Purchasers to cover over-allotments, in a private placement to the Initial Purchasers for resale to qualified institutional buyers pursuant to the exemptions from the registration requirements of the Securities Act, afforded by Section 4(2) of the Securities Act and Rule 144A under the Securities Act.

On March 29, 2006, the Company closed the sale of the 1 1/4% Notes and subsidiary guarantees. In connection with the closing, on March 29, 2006, the Company and its domestic subsidiaries entered into an indenture (the “2006 Indenture”) with The Bank of New York Trust Company, N.A., as trustee (the “Trustee”), governing the 1 1/4% Notes and subsidiary guarantees and issued a global note (the “Global Note”) in the aggregate principal amount of $400 million in the name of Cede & Co., as nominee for The Depository Trust Company.

In addition, in connection with such closing, on March 29, 2006, the Company and its domestic subsidiaries entered into a registration rights agreement (the “2006 Registration Rights Agreement”) with Citigroup Global Markets Inc., as representative of the Initial Purchasers. Under the 2006 Registration Rights Agreement, the Company agreed, for the benefit of the holders of the 1 1/4% Notes, to file a shelf registration statement with respect to the resale of the 1 1/4% Notes, the subsidiary guarantees and the common stock issuable upon conversion of the 1 1/4% Notes no later than 90 days after the first date of original issuance of the 1 1/4% Notes and, if the Company is not at that time a “well-known seasoned issuer,” as such term is defined by rules promulgated under the Securities Act, to use its reasonable best efforts to cause such shelf registration statement to become effective no later than 120 days after the first date of original issuance of the 1 1/4% Notes.

The description of the 1 1/4% Notes, the 2006 Indenture and the 2006 Registration Rights Agreement set forth in the Company’s Form 8-K filed with the Commission on March 30, 2006 is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.
(a)	Purposes. The information set forth in the Offer to Purchase in Section 2, “Purpose of the Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired. The 2 3/4% Debentures acquired in the Tender Offer will be retired and cancelled by the Company.

(c)	Plans.
(1)-(3)	None.

(4)	The terms of three of the members of the Company’s board of directors (the “Board”) expire on May 25, 2006, the date of the Company’s 2006 annual meeting of shareholders. The Board has voted to (i) reduce the size of the Board from 8 members to 7 members, as of the date of the annual meeting, and (ii) nominate Earnest W. Deavenport, Jr. and Elizabeth M. Greetham for re-election at the 2006 annual meeting of shareholders to each serve for a three-year term, and until their respective successors are elected and qualified.

The Company received a non-binding shareholder proposal (the “Proposal”) to be voted on by the Company’s shareholders at its 2006 annual meeting. The Proposal requests that the Board take the necessary steps to declassify itself and establish annual elections of directors whereby directors would be elected annually and not by classes every three years. The Board believes that its current classified structure continues to be in the best interest of the Company and its shareholders. As a result, the Board opposes the Proposal.

(5)-(9)	None.

(10)	The Board has determined that it is advisable to increase the Company’s authorized common stock from 300,000,000 shares to 600,000,000 shares, and has voted to recommend that the Company’s shareholders adopt an amendment to the Company’s Second Amended and Restated Charter effecting the proposed increase at the Company’s 2006 annual meeting of shareholders on May 25, 2006.
Item 7. Source and Amount of Funds or Other Consideration.
(a)	Source of Funds. The information set forth in the Offer to Purchase under the caption “Summary Term Sheet — Will the Company Have the Financial Resources to Repurchase the Debentures?” and in Section 3, “Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. None.

(d)	Borrowed Funds.

(1)	The information set forth in the Offer to Purchase under the caption “Summary Term Sheet — Will the Company Have the Financial Resources to Repurchase the Debentures?” and in Section 3, “Source and Amount of Funds” is incorporated herein by reference.

(2)	The information set forth in the Offer to Purchase under the caption “Summary Term Sheet — Will the Company Have the Financial Resources to Repurchase the Debentures?” and in Section 3, “Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
(a)	Securities Ownership. Based on the Company’s records and on information provided to the Company by its respective directors and executive officers, none of the Company or any associate or majority-owned subsidiary of the Company, and, to the best of the Company’s knowledge, none of its directors or executive officers or any associate of any such persons, beneficially owns any 2 3/4% Debentures.
(b)	Securities Transactions. On March 29, 2006, the Company, in privately negotiated transactions, repurchased an aggregate of $165 million principal amount of its 2 3/4% Debentures. On that date, the Company paid $990.00 for each $1,000 principal amount of the 2 3/4% Debentures, for an aggregate amount of $163,350,000 plus accrued and unpaid interest of $1,688,958. Except as set forth above, based on the Company’s records and on information provided to the Company by its respective directors and executive officers, none of the Company or persons controlling the Company, and, to the best of the Company’s knowledge, none of the directors or executive officers of the Company or any of its subsidiaries has effected any transactions in the 2 3/4% Debentures during the past 60 days.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. The information set forth in the Offer to Purchase in Section 11, “The Dealer Manager, the Information Agent and the Depositary” and in Section 12, “Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
Financial Statements. The Company believes that the financial information required by Items 1010(a) and (b) of Regulation M-A is not material because: (i) the consideration offered for the 2 3/4% Debentures consists solely of cash, (ii) the Tender Offer is not subject to any financing condition, (iii) the Company is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR and (iv) the Tender Offer is for all outstanding 2 3/4% Debentures.

Item 11. Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)	None.

(2)	The only regulatory requirements that must be complied with in connection with the Tender Offer are those imposed by applicable securities laws and the rules and regulations promulgated by the National Association of Securities Dealers, Inc. and the New York Stock Exchange.

(3)-(5)	None.
(b)	Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal (Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO) is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated April 28, 2006.

(a)(1)(B)	Form of Letter of Transmittal (including Substitute Form W-9).

(a)(1)(C)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)	Form of Letter to Clients.

(a)(5)	Press Release issued by the Company on April 28, 2006.

(b)(1)
Indenture (including form of 1 1/4% Convertible Senior Note due 2026), dated as of March 29, 2006, by and among the Company, its domestic subsidiaries and The Bank of New York Trust Company, N.A., as trustee, is incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-15875) filed with the Commission on March 30, 2006.

(d)(1)
Indenture (including form of 2 3/4% Convertible Debenture due November 15, 2001), dated as of November 1, 2001, by and among the Company, the guarantors listed on the signature pages thereto and The Bank of New York, as trustee, is incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-3 (SEC File No.: 333-82126) filed with the Commission on February 4, 2002.

(d)(2)
Registration Rights Agreement, dated November 1, 2001, by and among the Company, Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Banc of America Securities LLC and UBS Warburg LLC, is incorporated herein by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-3 (SEC File

No.: 333-82126) filed with the Commission on February 4, 2002.

(d)(3)	The information set forth in response to Item 12(b)(1) of this Schedule TO is incorporated herein by reference.

(d)(4)
Registration Rights Agreement, dated as of March 29, 2006, by and among the Company, its domestic subsidiaries and Citigroup Global Markets Inc., as representative of the Initial Purchasers, is incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-15875) filed with the Commission on March 30, 2006.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 28, 2006

KING PHARMACEUTICALS, INC.
By:	/s/ BRIAN A. MARKISON
	Name:	Brian A. Markison
	Title:	President and Chief Executive Officer